SoundHound AI, Inc.

5400 Betsy Ross Drive

Santa Clara, CA 95054

VIA EDGAR

October 17, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Kathleen Krebs

Re:	SoundHound AI, Inc. Registration Statement on Form S-1 Filed September 19, 2022 File No. 333-267501

Dear Ms. Krebs:

SoundHound AI, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on October 5, 2022 regarding the Registration Statement of the Company on Form S-1 (the “Registration Statement”) filed with the Commission on September 19, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 1 to the Registration Statement, which has been filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1

Cover Page

1.

Please disclose on the prospectus cover page the discounted price at which CF Principal Investments LLC ("Cantor") will purchase shares under the Common Stock Purchase Agreement.

We have revised the cover page of the Registration Statement to include disclosure in response to the Staff’s comment.

The Committed Equity Financing, page 39

2.

Your description of the Commitment Shares in the registration statement does not correspond to the description of these shares in the Common Stock Purchase Agreement that is filed as Exhibit 10.13. Please advise and file as an exhibit any document that evidences these terms. We may have further comment.

We have revised the Registration Statement in response to this comment and have included as an exhibit to the Registration Statement the documentation evidencing the specific terms in response to the Staff’s comment.

3.

You indicate that Cantor is not obligated to buy any Class A shares under the Purchase Agreement if such shares, when aggregated with all other Class A shares beneficially owned by Cantor and its affiliates, would result in it beneficially owning more than 4.99% of the company’s outstanding Class A shares. Disclose the purpose of this limitation. Highlight that the 4.99% beneficial ownership cap does not prevent Cantor from selling some or all of the Class A shares it acquires and then acquiring additional shares, and accordingly, Cantor will be able to sell shares in excess of the 4.99% beneficial ownership cap while never holding more than 4.99% of the company’s outstanding Class A shares at any given time.

We have revised the Registration Statement to include additional disclosure regarding the beneficial ownership limitation in response to the Staff’s comment.

Effect of Sales of Our Shares under the Purchase Agreement on Our Stockholders, page 42

4.

Please revise the table on page 43 to include assumed trading prices of your Class A shares that are below your current trading price and at the threshold price of $1.00.

We have revised the Registration Statement to include assumed trading prices of your Class A shares that are below the current trading price and at the threshold price of $1.00 in response to the Staff’s comment.

Plan of Distribution (Conflict of Interest), page 116

5.	Please clarify how the provisions of Regulation M may prohibit Cantor and any other distribution participants that are participating in the distribution of the company’s securities from:

●	engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and

●	purchasing shares in the open market while the equity line is in effect.

We have revised the disclosure in the Registration Statement in response to the Staff’s comment.

General

6.

Please provide the interim financial statements of Archimedes Tech SPAC Partners Co. for the quarter ended March 31, 2022.

We have revised the Registration Statement to include the interim financial statements of Archimedes Tech SPAC Partners Co. for the quarter ended March 31, 2022.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Matthew Bernstein, Esq., at mbernstein@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Keyvan Mohajer
Keyvan Mohajer, Chief Executive Officer and Director

cc:	Matthew Bernstein, Esq.
Ellenoff Grossman & Schole LLP